



SECUR ||||||||||||||||||| ION
08027536

mm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Merrion Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

210 Elmer Street

                                 (No. and Street)

Westfield	**New Jersey**	**07090**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Howard Spindel   **212-509-7800**

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP

                              (Name – if individual, state last, first, middle name)

15 Essex Road	**Paramus**	**New Jersey**	**07652**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2008



FOR OFFICIAL USE ONLY

~~THOMSON~~
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __William B. Wigton_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Merrion Securities, LLC_____, as

of __December 31_____, 20__07____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__Managing Director__
Title

Notary Public

ANNMARIE COGLIATI
NOTARY PUBLIC
MORRIS COUNTY, NJ
My Commission Expires June 26, 2008

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) **Independent Auditors' Report on Internal Accounting Control.**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

<h2 style="text-align:center">Independent Auditors' Report</h2>

To the Members of
Merrion Securities, LLC

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the Company) as of December 31, 2007, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrion Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
February 5, 2008

Merrion Securities, LLC

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents	$ 36,529
Due from broker	1,730,139
Securities, at fair market value	2,302,178
Furniture, equipment and leasehold improvements,	
net of accumulated depreciation and amortization of $119,785	31,823
Other assets	72,899
	$ 4,173,568

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Securities sold, but not yet purchased, at fair value	$ 71,250
Accounts payable and accrued expenses	90,840
Total Liabilities	162,090
Members' equity	4,011,478
	$ 4,173,568

Merrion Securities, LLC

Statement of Operations and Members' Equity

Year Ended December 31, 2007

INCOME

Commissions	$ 4,476,037
Net loss on principal transactions	(1,063,637)
Interest and dividends, net	633,055
Other	458,296
	4,503,751

EXPENSES

Employee compensation, benefits, and related expenses	3,124,304
Commissions	356,183
Clearing fees and floor brokerage	782,730
Professional fees	111,038
Rent	91,000
Market data	197,965
Depreciation and amortization	21,655
Other operating expenses	229,446
	4,914,321
Net Loss	(410,570)

MEMBERS' EQUITY

Beginning of year	4,422,048
End of year	$ 4,011,478

See notes to financial statements

Merrion Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (410,570)
Adjustments to reconcile net income to net	
cash used by operating activities	
Depreciation and amortization	21,655
Changes in operating assets and liabilities	
Securities owned	2,103,857
Due to/from broker	(1,753,947)
Other assets	(16,587)
Securities sold, but not yet purchased	71,250
Accounts payable and accrued expenses	(6,217)
Net Cash Used by Operating Activities	9,441

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	(3,090)
Net Change in Cash and Cash Equivalents	6,351

CASH AND CASH EQUIVALENTS

Beginning of year	30,178
End of year	$ 36,529

See notes to financial statements

4

1. **Organization**

    Merrion Securities, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

    All transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. **Significant Accounting Policies**

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash Equivalents

    The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

    Securities Transactions

    Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

    Amounts receivable and payable to the clearing broker are recorded net on the statement of financial condition.

    Commissions

    Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. **Significant Accounting Policies (Continued)**

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the life of the respective assets. Leasehold improvements are amortized over the shorter of the lease term or the economic useful life of the improvements. The useful lives are as follows:

Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interest.

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of approximately $3,264,000 which was approximately $3,164,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. **Financial Instruments and Concentration of Credit Risk**

    The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

5. **Related Party Transactions**

    Commission revenue from members, management and affiliates of the Company amounted to approximately $2,156,008 for 2007.

    At December 31, 2007, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $91,000 for the year ended December 31, 2007.

6. **Major Customers**

    Commissions from three major customers represented approximately 71% of total commission revenue for the year ended December 31, 2007.

<u>SUPPLEMENTAL SCHEDULE</u>

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

Merrion Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Members' equity at December 31, 2007	$ 4,011,478
Deductions and/or charges	
Non-allowable assets	
Furniture, equipment and leasehold improvements, net	31,934
Other assets	72,899
	104,833
Tentative Net Capital	3,906,645
Haircuts and undue concentration charges	
Haircuts	458,557
Undue concentrations	184,167
	642,724
Net Capital	3,263,921
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 3,163,921
Aggregate indebtedness	$ 90,840
Ratio of aggregate indebtedness to net capital	.03 to 1

There are no material differences between this computation of net
capital and the corresponding computation prepared by the
Company and included in its unaudited Part IIA FOCUS Report
as of December 31, 2007.

Merrion Securities, LLC

Report Of Independent Auditors On

Internal Accounting Control

Required By SEC Rule 17a-5

December 31, 2007

O'Connor Davies Munns & Dobbins, llp

ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report On Internal
Control Structure Required By S.E.C Rule 17a-5

To the Members of
Merrion Securities, LLC

In planning and performing our audit of the financial statements of Merrion Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
February 5, 2008

